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SECURITI[illegible] MISSION

02018313

ANNU[illegible] AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 354

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SEC FILE NUMBER
8-52354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

optionsXpress, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 South LaSalle Street, Suite 550
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 1 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kalt, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of optionsXpress, Inc., as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

27th day of February 2002

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2006

Signature

David Kalt, President
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

optionsXpress, Inc.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

optionsXpress, Inc.
Table of Contents
December 31, 2001

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
optionsXpress, Inc.

We have audited the accompanying statement of financial condition of optionsXpress, Inc. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of optionsXpress, Inc. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 21, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392

optionsXpress, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 865,074
Accounts receivable	24,928
Receivable from clearing brokers	492,858
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $20,424	44,126
Software, net of accumulated amortization of $170,108	244,755
Other assets	53,638
Total assets	$ 1,725,379

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 121,834
Subordinated borrowings	387,494
Total	509,328
Stockholders' equity	1,216,051
Total liabilities and stockholders' equity	$ 1,725,379

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—optionsXpress, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers. The Company provides internet brokerage services to retail and institutional customers located throughout the United States and clears all customer transactions through a clearing broker on a fully disclosed basis.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are all highly liquid investments with a maturity of three months or less at date of acquisition.

Income Recognition—Commission income and expenses relating to trades are recorded on trade date.

Software—The Company capitalizes costs associated with software developed for internal use. Capitalization begins when both the preliminary project stage is completed and management authorizes further funding for the project. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly associated with, and who devote time to, the development of the internal-use software. Capitalization of such costs ceases when the project is completed and ready for its intended purpose. Software is being amortized on a straight-line basis over three years.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are being amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

Advertising—The Company expenses the cost of advertising as the costs are incurred.

Stock-Based Compensation—The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB 25"). Under APB 25, the Company recognizes no compensation expense related to employee stock options, as options are granted with an exercise price at the market price on the date of the grant.

Deferred Income Taxes—Deferred income taxes are recorded to reflect the future tax consequences of differences between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

Note 2 Commitments and Contingencies

The Company leases office space and equipment under operating lease agreements that expire on various dates through December 31, 2008. At December 31, 2001, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2002	$ 115,965
2003	137,688
2004	145,795
2005	168,000
2006	216,000
Thereafter	420,000
	$ 1,203,448

Note 3 Capitalization

Borrowings subordinated to the claims of general creditors represent amounts due to certain stockholders and bear interest at 5 percent annually. Until approval by NASD-Regulation, the borrowings are not available in computing net capital under the net capital requirements (see Note 8).

At December 31, 2001, the Company has 2,500,000 shares of $.0001 par value convertible preferred stock authorized, and 1,906,605 shares issued and outstanding. The preferred stock has the same voting rights as the common stock and a $1.50 preference value in liquidation. The stock is convertible to common stock at any time.

The Company also has 25,000,000 shares of $.0001 par value common stock authorized, 5,000,000 shares issued and outstanding. 3,000,000 of these shares are held by executives of Company under restricted stock agreements.

Note 4 Income Taxes

At December 31, 2001, the Company has a net operating loss carryforward available to offset future taxable income of approximately $1,630,000, which expires in 2021. The Company has a deferred tax asset of $640,000 arising from this net operating loss carryforward, offset by a valuation allowance of $640,000 to reduce the asset to its estimated realizable amount based upon management's evaluation of the likelihood of realization.

Note 5 Employee Benefit Plan

The Company maintains a 401(k) savings plan covering all eligible employees. The Company may make discretionary contributions to the plan. No such contributions were made in 2001.

Note 6 Equity Incentive Plan

The Company maintains an equity incentive plan (the "Plan") whereby management may, at its discretion, grant eligible employees, directors, independent contractors or consultants of the Company or an affiliate thereof, restricted stock or options to purchase up to 500,000 shares of the Company's common stock. In general, one-third of the options become exercisable on the first anniversary following the grant and one-thirty-sixth of the options become exercisable on each of the succeeding twenty-four monthly anniversaries of the first anniversary date. All options expire 10 years after the date of the grant.

The following table summarizes the activities of the Plan for the year ended December 31, 2001:

	Options	Exercise Price
Outstanding, January 1, 2001	-	$ -
Granted to employees	193,100	1.25
Forfeited	(19,000)	1.25
Outstanding, December 31, 2001	174,100	1.25

The weighted-average remaining contractual life for options outstanding at December 31, 2001, was 9.09 years. No options are exercisable until 2002.

Based on management's estimate, the fair value at the date of grant for options granted during the year ended December 31, 2001 was $0.

Note 7 Off-Balance-Sheet Credit and Market Risk

Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions, where necessary.

Amounts due from the clearing broker represent a concentration of credit risk. The Company does not anticipate nonperformance by its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

The Company maintains its cash balances at a financial institution in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution. Uninsured balances were approximately $800,000 at December 31, 2001. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 8 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001 the Company had net capital and net capital requirements of approximately $841,000 and $34,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.